Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 10, 2018

January 10, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS Merger Is A Positive Sign

Seeking Alpha

By Alberto Wallis

Summary

•	CVS to acquire health care company Aetna, in a $69 billion deal.

•	The merger is expected to diversify cash flow and increase sales and efficiency.

•	The tax rate reduction will increase CVS’s cash flow by more than $1 billion this year.

•	12 month price targets range from $88.00 (13.16% upside) to $81.5 (4.81% upside).

After poor performance over the past years, CVS Health Corporation (CVS) seems ready for a breakthrough. The company has taken the right steps to improve its performance in the coming years, with strategic investments that will allow them to increase their customer base and revenue, while increasing efficiency. I consider the stock to be currently undervalued, and its performance over the next few years should drive the price up.

Past Performance

After hitting highs of over $110 in 2015, the stock’s price fell considerably and it currently stands at $77.76 per share. In the chart above, it’s clear how, up to mid-2014, EPS, EBITDA and the stock’s price grew at a similar pace. However, in 2015 the market overvalued the stock, creating a significant gap between EPS/EBITDA and the stock’s price. This later reversed, with the stock’s price plummeting whereas EPS/EBITDA kept growing. From 2017 on, all metrics have had an uneven performance, but the gap has sustained. There is reason to believe that with EPS and EBITDA expected to increase in the coming years, the stock’s price should follow, and the gap should close. However, since the stock has a low beta (0.89), a big surge shouldn’t be expected, but rather a moderate climb.

Aetna Merger

Another important aspect to consider is the acquisition of health care company Aetna (NYSE:AET), in a $69 billion deal announced last December. With the merger, CVS company has positioned itself to diversify its revenue stream and continue growing. This deal will transform CVS into a new type of company that includes a health insurer, a retail pharmacy, and a company that negotiates prescription drug prices with drugmakers. The combination will help address key issues regarding the U.S. Health Care System, like the growth in health care expenditure, and an aging U.S. population. This will be done by improving the quality of care through enhanced data integration and predictive analytics, while lowering costs of care through an integrated and more efficient model. The combination also means a more diversified and stable cash flow, with the potential to deliver an estimated $750 million through synergies in the second full year, and greater long-term opportunities of growth, which will result in significant benefits to stakeholders.

In the chart above we can see how the merger will help CVS leap its primary competitor and establish itself as the healthcare company with the biggest revenue. Also, since the company expects the merger to create further earnings by synergy after a period of transition, we should expect the revenue to increase more than just the sum of both company’s earnings in the future. The combination would also allow CVS to grow its managed care percentage from 2% to 26%.

This merger is very positive news for investors. The deal could re-shape the U.S. healthcare system, by allowing CVS to further expand the number of services it provides, thus diversifying its revenue streams. Likewise, the deal will allow them to increase efficiency and reduce costs, which will push EPS higher. The extra $750 million expected to be created via synergies are also very encouraging. While an adjustment period is to be expected since this is a massive and complicated operation, long term investors should expect very positive results for next year and beyond.

Forecast

CVS recently stated they expect Q4 EPS will come in at the low end of its $1.88-$1.92 forecast, and it expects a revenue growth of 0.75%-2.5% in 2018, while adjusted consolidated operating profit growth will be reduced by close to 1.25%. On the Aetna merger, CVS said it continues to expect the deal will close during the second half of 2018, though its earnings forecast for the year does not include any impact from the transaction.

Also, under the newly enacted federal tax law, the company expects a reduced tax rate (27%) that will increase its cash flow by about $1.2 billion this year. “With the financial flexibility that tax reform provides, the company anticipates making strategic investments in future areas of growth in its business,” CVS said in a statement. The extra investing, along with the Aetna merger, should allow CVS to keep expanding its market share and increasing its revenue for the coming years.

The first news is not very positive, but still, since 2018 should be a transition year to integrate Aetna, high growth shouldn’t be expected. However, the new tax law should help CVS and alleviate some of the performance concerns of this year, and looking into the future the new tax rate will be a significant boost for EPS.

Forecast Earning Growth

Analysts are expecting earnings to grow by 6.43% this year, and for the next five years the average growth is expected to be around 9.05%. While next year’s projections are not very high, the average growth of 9.05% for the next five years is more than promising. The new merger should take some time to really have an impact on earnings, since there is usually a period of adjustments and time is required to create synergy, but once its complete, earnings should increase even more.

On Nasdaq’s “Analyst Stocks Recommendations”, 14 of the firms have a buy rating (9 strong buy) and 7 hold. Both Morgan Stanley and Needham & Company raised their price target on the stock to $88.00 (13.16% upside). TipRanks calculated the average price target at $81.5 (4.81% upside), with 9 analysts recommending buying, 4 holding and none selling. Finally, FINVIZ has CVS’s price target at $85.55 (10.01% upside). Overall, most analyst are recommending buying, and all of the price targets indicate there is low to moderate upside. Knowing most investors are high on CVS’s future helps alleviate some of the concerns about past performance of the stock’s price.

Financial Situation

Currently, CVS has a P/E ratio of 16.17, which compares favorably with the industry’s average of 21.6 and the S&P 500 of 19.9. Having a P/E so far below the industry’s average indicates the stock is undervalued. The P/S ratio of 0.44 supports this idea. Something troubling for the company is their Debt/Eq margin of 0.74, which is significantly high. However, with a P/FCF of 12.98 and continued expansion in sales and revenue, it’s safe to think CVS will have no trouble paying their debt.

Using discounted cash flow of dividends, analysts on Simply Wall St. calculated the stock’s intrinsic value at $114, 47% higher than its current price of $78.45. While there is no guarantee the market will substantially trend towards the stocks intrinsic value, it’s usually a good bet to buy when the price is below the intrinsic value. Since the intrinsic value represents the present value of expected dividend payouts, it’s clear why people tend to use it as a measure of value for stocks.

Conclusion

Irregular performance over the past years has made many investors weary of CVS’s stock. However, the stock seems ready for a breakthrough. EPS and EBITDA have kept growing even as the stock’s price has fallen, and continued growth is likely. Tax cuts will boost earnings even more, and give the company extra financial freedom. For the next year and beyond, the forecasts seem even more optimistic. The Aetna merger will allow them to increase their customer base and earnings, while reducing costs and increasing efficiency. Everything indicates the company’s performance in the future will be very positive. Taking a long position on the stock right now or in the coming months before the Aetna merger is complete should be a good move. Link to Original

Innovative health insurers must learn to think like Amazon

STAT

By Mark Nathan

The shift toward consumerization in health insurance got rolling with passage of the Affordable Care Act in 2009 and has been gradually gaining speed since then. Now, retail giant CVS’s $69 billion agreement to buy Aetna has put a brick on the accelerator of consumerization in this space.

One driving force behind the CVS-Aetna deal may be the fear that Amazon, the e-commerce juggernaut from Seattle, is plotting a conquest of the pharmacy business. Whatever CVS’s motivations, its entry into the health insurance marketplace will force the industry to become more consumer friendly. That means injecting a huge dose of technology — especially data-analytics technology — along with marketing know-how into a business that has traditionally resisted change and innovation.

CVS will bring Aetna not only a wealth of consumer experience and relationships but also a level of technological savvy that the health insurance industry has never seen. The combined entity will possess massive amounts of data about Aetna’s members. It shouldn’t take long before CVS brings technology to bear that can help Aetna members better manage their prescription medicines, steer them toward CVS’s in-store care clinics, and offer vastly improved tools for managing their care and insurance online.

The deal will leave competing health insurance executives with no choice but to modernize their offerings and provide a user experience that approaches the standards set in the retail and consumer worlds.

It won’t be easy. On the spectrum of customer perception, health insurers rank closer to cable television companies than to retailers. There are plenty of reasons for that, including the fact that health insurance executives run their businesses with a deeply ingrained tendency toward conservative decision-making and incremental change. But if they are to keep pace with CVS, let alone Amazon, they’ll have to make bold investments, embrace change, and move fast.

It can be done. In more than 15 years of advising health insurance executives on technology, I’ve observed plenty of examples of their taking the conservative route. But I’ve also witnessed a few instances in which health insurance leaders took bold, innovative steps. In almost every case, those actions resulted in more modern, agile organizations that are now in stronger positions to compete with the likes of CVS and, perhaps before long, Amazon.

The Affordable Care Act kicked off this process for many insurers by forcing them to market their products to individual consumers instead of to employer sponsors. In addition to driving the development of new technology in the health insurance market, the ACA also inspired insurance executives to engage in new thought processes.

That’s the good news. The bad news is that ACA-driven innovation peaked about three years ago. The challenge now is to take the smart people who worked on the ACA puzzle for health insurance companies and put them to work improving the flow of information both within those organizations and out to providers, payers, and consumers.

Some of this work is a matter of cleaning up the tangle of technologies and systems that accumulated as companies have grew and bolted on various divisions and functions through acquisitions. Insurers largely built these systems themselves. Now they need to get over the historical, widespread fear of acquiring technology — and giving outside technology partners access to their systems — if they want to accelerate the process. The ultimate goal for insurers should be to aggregate all relevant information and services into single screens for their employees and customers. For employees, that means a single login to quickly find the information they need to help customers. For customers, it means managing their accounts, getting questions answered, and conducting transactions in a single, intuitive, personalized interface.

The reality of health insurance companies, of course, is that it’s always challenging to gain approval for investments in technology. The trick is to build a compelling case for return on investment. Some of the return will come from more efficient workflows within the company as employees no longer have to log in to multiple systems just to get their jobs done. With a universal, 360-degree view of customers’ health data, policy terms, and population metrics, insurers can reach out to providers for treatment recommendations while at the same time prompting members to obtain preventive care, such as flu shots, and even contact the pharmacies to fill prescriptions at the proper negotiated prices. It’s safe to bet that CVS will be implementing all of those solutions at Aetna, and likely using their combined data to drive customers into CVS’s in-store clinics. That would save Aetna from paying for hospitalizations and drive revenue for CVS.

The ultimate payoff may come from higher-profit margins as consumers become more engaged with providers and payers to manage their own care. Health insurers have the potential to serve as high-fidelity conduits for information among all three of those constituencies, but they need to invest in new technology to build the pipelines to do it. With the right platforms in place, they can layer on predictive analytics, digitization of medical records, and other technology to drive down costs even further.

As health insurers get more control over costs, they can move on to other strategies that auto insurers like Geico and Progressive mastered a generation ago: cutting premiums to gain market share, building powerful national brands, and inspiring customer loyalty. But the first step is understanding what it means to build a consumer-facing insurance company and investing in the tools to do it. Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.